Exhibit 12.1

SABRE HOLDINGS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

Six Months
Ended
June 30, 2005
Earnings:
Income from continuing operations before taxes	$160,964
Minority interests in consolidated subsidiaries	(997)
Loss from equity investees	2,661
Income from continuing operations before taxes, minority interests and earnings from equity investees	$162,628
Add: Total fixed charges (per below)	20,980
Distributed income of equity investees	16,574
Total earnings	$200,182

Fixed charges:
Interest expense	16,002
Estimate of interest within rental expense (1)	4,978
Total fixed charges	$20,980

Ratio of earnings to fixed charges	9.54

(1) Fixed charges include the estimated interest component of rent expense (one-third of rent expense under operating leases).